SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

View, Inc.
(Name of Issuer)

Class A Common Stock, $0.0001 par value
(Title of Class of Securities)

92671V 106
(CUSIP Number)

Howard W. Lutnick
110 East 59th Street
New York, New York 10022
(212) 938-5000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

August 8, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or other subject to the liabilities of that section of Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92671V 106

1	NAMES OF REPORTING PERSONS
CF Finance Holdings II, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
18,936,667 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
18,936,667 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
18,936,667 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Includes (a) 1,100,000 shares of the Issuer’s Class A common stock, $0.0001 par value (“Class A Common Stock” or “Common Stock”) issued upon separation of private placement units purchased by CF Finance Holdings II, LLC (the “Sponsor”) in August 2020, (b) 12,470,000 shares of the Issuer’s Class A Common Stock issued upon conversion of the Issuer’s Class B Common Stock at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-241727), (c) 5,000,000 shares of Class A Common Stock purchased by the Sponsor in a private placement that consummated simultaneously with the Issuer’s initial business combination with View, Inc. in March 2021, and (d) shares of Common Stock underlying 366,667 warrants, with each warrant exercisable for one share of Class A Common Stock at a purchase price of $11.50 per share. The Sponsor is controlled by its sole member, Cantor Fitzgerald, L.P. (“Cantor”), which is controlled by its managing general partner, CF Group Management, Inc. (“CFGM”). CFGM indirectly has the sole voting and dispositive power of the securities held by the Sponsor. Mr. Lutnick is the Chairman and Chief Executive Officer of CFGM and also the trustee of CFGM’s sole stockholder and accordingly may be deemed to have beneficial ownership of securities reported herein. Mr. Lutnick disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

CUSIP No. 92671V 106
1	NAMES OF REPORTING PERSONS
Cantor Fitzgerald, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,686,667 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,686,667 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,686,667 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Includes (a) 1,100,000 shares of the Issuer’s Class A Common Stock issued upon separation of private placement units purchased by the Sponsor in August 2020, (b) 12,470,000 shares of the Issuer’s Class A Common Stock issued upon conversion of the Issuer’s Class B Common Stock at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-241727), (c) 5,000,000 shares of Class A Common Stock purchased by the Sponsor in a private placement that consummated simultaneously with the Issuer’s initial business combination with View, Inc. in March 2021, (d) 750,000 shares of the Issuer's Class A Common Stock received in consideration of a transaction fee in connection with an agreement to act as an exclusive financial advisor to CF Finance Acquisition Corp. II, and (e) shares of Common Stock underlying 366,667 warrants, with each warrant exercisable for one share of Class A Common Stock at a purchase price of $11.50 per share. The Sponsor is controlled by its sole member, Cantor, which is controlled by its managing general partner, CFGM. CFGM indirectly has the sole voting and dispositive power of the securities held by the Sponsor. Mr. Lutnick is the Chairman and Chief Executive Officer of CFGM and also the trustee of CFGM’s sole stockholder and accordingly may be deemed to have beneficial ownership of securities reported herein. Mr. Lutnick disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

CUSIP No. 92671V 106
1	NAMES OF REPORTING PERSONS
CF Group Management, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,686,667 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,686,667 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,686,667 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1)
Includes (a) 1,100,000 shares of the Issuer’s Class A Common Stock issued upon separation of private placement units purchased by the Sponsor in August 2020, (b) 12,470,000 shares of the Issuer’s Class A Common Stock issued upon conversion of the Issuer’s Class B Common Stock at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-241727), (c) 5,000,000 shares of Class A Common Stock purchased by the Sponsor in a private placement that consummated simultaneously with the Issuer’s initial business combination with View, Inc. in March 2021, (d) 750,000 shares of the Issuer's Class A Common Stock received in consideration of a transaction fee in connection with an agreement to act as an exclusive financial advisor to CF Finance Acquisition Corp. II, and (e) shares of Common Stock underlying 366,667 warrants, with each warrant exercisable for one share of Class A Common Stock at a purchase price of $11.50 per share. The Sponsor is controlled by its sole member, Cantor, which is controlled by its managing general partner, CFGM. CFGM indirectly has the sole voting and dispositive power of the securities held by the Sponsor. Mr. Lutnick is the Chairman and Chief Executive Officer of CFGM and also the trustee of CFGM’s sole stockholder and accordingly may be deemed to have beneficial ownership of securities reported herein. Mr. Lutnick disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

CUSIP No. 92671V 106
1	NAMES OF REPORTING PERSONS
Howard W. Lutnick

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
19,686,667 (1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
19,686,667 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
19,686,667 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
9.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1)
Includes (a) 1,100,000 shares of the Issuer’s Class A Common Stock issued upon separation of private placement units purchased by the Sponsor in August 2020, (b) 12,470,000 shares of the Issuer’s Class A Common Stock issued upon conversion of the Issuer’s Class B Common Stock at the time of the Issuer’s initial business combination and as more fully described under the heading “Description of Securities—Founder Shares” in the Issuer’s registration statement on Form S-1 (File No. 333-241727), (c) 5,000,000 shares of Class A Common Stock purchased by the Sponsor in a private placement that consummated simultaneously with the Issuer’s initial business combination with View, Inc. in March 2021, (d) 750,000 shares of the Issuer's Class A Common Stock received in consideration of a transaction fee in connection with an agreement to act as an exclusive financial advisor to CF Finance Acquisition Corp. II, and (e) shares of Common Stock underlying 366,667 warrants, with each warrant exercisable for one share of Class A Common Stock at a purchase price of $11.50 per share. The Sponsor is controlled by its sole member, Cantor, which is controlled by its managing general partner, CFGM. CFGM indirectly has the sole voting and dispositive power of the securities held by the Sponsor. Mr. Lutnick is the Chairman and Chief Executive Officer of CFGM and also the trustee of CFGM’s sole stockholder and accordingly may be deemed to have beneficial ownership of securities reported herein. Mr. Lutnick disclaims any ownership of securities reported herein other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

CUSIP No. 92671V 106

1	NAMES OF REPORTING PERSONS
CF Principal Investments LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 92671V 106
1	NAMES OF REPORTING PERSONS
Cantor Fitzgerald & Co.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
750,000 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
750,000 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
750,000 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
BD

(1)
Includes 750,000 shares of the Issuer's Class A Common Stock received in consideration of a transaction fee in connection with an agreement to act as an exclusive financial advisor to CF Finance Acquisition Corp. II.

SCHEDULE 13D

This Amendment No. 3 (this “Amendment”) amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on September 10, 2020 (as amended from time to time, the “Schedule 13D”) by CF Finance Holdings II, LLC, a Delaware limited liability company (the “Sponsor”), Cantor Fitzgerald, L.P., a Delaware limited partnership (“Cantor”), CF Group Management, Inc., a New York corporation (“CFGM”) and Howard W. Lutnick (collectively, the “Reporting Persons”, relating to their beneficial ownership in View, Inc. Except to the extent set forth in this Amendment, all material information disclosed in the Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is amended and supplemented as follows:

On March 8, 2021, Cantor Fitzgerald & Co. received 750,000 shares of the Issuer’s Class A Common Stock in consideration of a transaction fee in connection with an agreement to act as an exclusive financial advisor to CF Finance Acquisition Corp. II.

Item 4.	Purpose of the Transaction

Item 4 of the Schedule 13D is amended and supplemented as follows:

See Item 6.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and supplemented as follows:

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 219,227,971 shares of Common Stock, outstanding as of August 4, 2022) are as follows:

CF Finance Holdings II, LLC
a)		Amount beneficially owned: 18,936,667	Percentage: 8.6%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	18,936,667
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	18,936,667
	iv.	Shared power to dispose or to direct the disposition of:	0

Cantor
a)		Amount beneficially owned: 19,686,667	Percentage: 9.0%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	19,686,667
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	19,686,667

CFGM
a)		Amount beneficially owned: 19,686,667	Percentage: 9.0%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	19,686,667
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	19,686,667

Howard W. Lutnick
a)		Amount beneficially owned: 19,686,667	Percentage: 9.0%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	19,686,667
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	19,686,667

CF Principal Investments LLC.
a)		Amount beneficially owned: 0	Percentage: 0%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	0
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	0
	iv.	Shared power to dispose or to direct the disposition of:	0

Cantor Fitzgerald & Co.
a)		Amount beneficially owned: 750,000	Percentage: 0.3%
b)		Number of shares to which the Reporting Person has:
	i.	Sole power to vote or to direct the vote:	750,000
	ii.	Shared power to vote or to direct the vote:	0
	iii.	Sole power to dispose or to direct the disposition of:	750,000
	iv.	Shared power to dispose or to direct the disposition of:	0

(c) None of the Reporting Persons has effected any transactions of Common Stock during the 60 days preceding the date of this report, except as described in Item 4 and Item 6 hereof which information is incorporated herein by reference.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is amended and supplemented as follows:

On August 8, 2022, the Issuer entered into a Primary Common Stock Purchase Agreement with CF Principal Investments LLC (“CFPI”), a Delaware limited liability company, and a Standby Common Stock Purchase Agreement with YA II PN, Ltd. (“Yorkville”), a Cayman Islands exempted company (collectively, the “CSPAs”). Pursuant to the CSPAs, View may issue and sell to CFPI and Yorkville, from time to time as provided in the CSPAs, and CFPI and Yorkville shall in the aggregate purchase from the Issuer, up to the lesser of (i) $100,000,000 in aggregate gross purchase price of newly issued shares of the Issuer’s Common Stock, and (ii) the number of shares of Common Stock representing 19.99% of the voting power or number of shares of Common Stock issued and outstanding immediately prior to the execution of the CSPAs, subject to reduction as described in the CSPAs, in each case subject to certain conditions and limitations set forth in the CSPAs.

The CSPAs also provide that the Issuer shall issue to CFPI a number of shares of Common Stock (the “Upfront Commitment Fee”) equal to (i) $1,250,000, divided by (ii) the closing price of the Common Stock on the trading day prior to the filing of a registration statement registering the resale by CFPI and Yorkville of such shares of Common Stock under the Securities Act of 1933. The Upfront Commitment Fee is deemed to be fully earned and non-refundable as of the date of the CSPAs, regardless of whether any purchases of Common Stock are made or settled under the CSPAs or any subsequent termination of the CSPAs.

CFPI is not obligated to buy any shares of Common Stock under the Primary Common Stock Purchase Agreement if such shares, when aggregated with all other shares of Common Stock then beneficially owned by CFPI and its affiliates (as calculated pursuant to Section 13(d) of the Act and Rule 13d-3 promulgated thereunder), would result in CFPI beneficially owning Common Stock in excess of 9.99% of the Issuer’s outstanding shares of Common Stock.

On August 8, 2022, in connection with the entry into the CSPAs, the Issuer, CFPI and Yorkville entered into a Registration Rights Agreement (the “RRA”). Pursuant to the RRA, the Issuer has agreed to register the resale, pursuant to Rule 415 under the Securities Act of 1933, of the shares of Common Stock that may be sold to CFPI and Yorkville pursuant to the CSPAs, including the shares constituting the Upfront Commitment Fee.

The description of the Primary Common Stock Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a form of which is filed as Exhibit 10.7 hereto.

Item 7.	Material to be Filed as Exhibits

Item 7 of the Schedule 13D is hereby amended and supplemented to add the following:

Exhibit 10.7
Primary Common Stock Purchase Agreement, dated as of August 8, 2022, by and between View, Inc. and CF Principal Investments LLC (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 9, 2022).

Exhibit 10.8	Registration Rights Agreement, dated as of August 8, 2022, by and among View, Inc., CF Principal Investments LLC and YA II PN, Ltd. (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed by the Issuer with the SEC on August 9, 2022).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 11, 2022	CF FINANCE HOLDINGS II, LLC

	By:	/s/ Howard W. Lutnick
Name: Howard W. Lutnick
Title: Chairman and Chief Executive Officer

Date: August 11, 2022	CANTOR FITZGERALD, L.P.

	By:	/s/ Howard W. Lutnick
Name: Howard W. Lutnick
Title: Chairman and Chief Executive Officer

Date: August 11, 2022	CF GROUP MANAGEMENT, INC.

	By:	/s/ Howard W. Lutnick
Name: Howard W. Lutnick
Title: Chairman and Chief Executive Officer

Date: August 11, 2022	CF PRINCIPAL INVESTMENTS LLC

	By:	/s/ Howard W. Lutnick
Name: Howard W. Lutnick
Title: Chairman and Chief Executive Officer

Date: August 11, 2022		/s/ Howard W. Lutnick
Howard W. Lutnick

Date: August 11, 2022	CANTOR FITZGERALD & CO.

	By:	/s/ Howard W. Lutnick
Name: Howard W. Lutnick
Title: Chairman